UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )

VISTA GOLD CORP.

___________________________________________________________

(Name of Issuer)

Common Shares

___________________________________________________________

(Title of Class of Securities)

927926 20 4

_________________________________________________

(CUSIP Number)

December 31, 2002

___________________________________________________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

                        CUSIP No. 927926 20 4

1	NAME OF REPORTING PERSON Silver Standard Resources Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	209,130
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	209,130
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,130
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 927926 20 4

Item 1(a).	Name of Issuer:

Vista Gold Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

Item 2.	(a). - (c). Name, Principal Business Address and Citizenship of Person Filing:

Silver Standard Resources Inc. Suite 1180 - 999 West Hastings Street Vancouver, British Columbia, Canada V6C 2W2 Citizenship: British Columbia, Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

927926 20 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.
(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Percentage ownership based on 10,780,620 Common Shares outstanding at January 17, 2003. The reporting person owns 38,565 Common Shares of the Issuer and warrants to purchase an additional 170,565 Common Shares of the Issuer exercisable until March 18, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 927926 20 4

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003	Silver Standard Resources Inc.

By: /s/ Robert A. Quartermain _______________________________
Robert A. Quartermain, President